Exhibit 99.1

NEWS RELEASE

MDA Space and SatixFy Announce Amended Merger
Agreement for Increased Consideration and
Postponement of Shareholder Meeting

May 20, 2025 BRAMPTON, ON and REHOVOT, Israel - MDA Space Ltd. (TSX: MDA), a trusted mission partner to the rapidly expanding global space industry, and SatixFy Communications Ltd. (NYSE American: SATX), a leader in next-generation satellite communication systems based on in-house-developed chipsets, today announced that they have agreed to amend the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated April 1, 2025 among SatixFy Communications Ltd. (“SatixFy”) ,  MDA Space Ltd. (“MDA”) and certain subsidiaries, pursuant to which MDA agreed to acquire SatixFy in an all-cash transaction for  US$2.10 (without interest) per ordinary share, which implied an aggregate equity value for the Company of approximately US$193 million.

The amendment follows a go-shop process, conducted by SatixFy with the assistance of its financial advisor TD Securities (USA) LLC, in which approximately 75 third parties were contacted to determine whether they had an interest in making an Acquisition Proposal (as such term is defined in the Merger Agreement). The “go-shop” period under the Merger Agreement expired at 11:59 p.m. ET on May 16, 2025.

As a result of this process, SatixFy received during the “go-shop” period an Acquisition Proposal from a third-party (the “Go-Shop Party” and the “Go-Shop Proposal”, respectively) to acquire all of the outstanding shares of SatixFy in an all-stock transaction, consisting of a number of the Go-Shop Party’s shares that would imply aggregate equity consideration of approximately US$233.5 million, or approximately US$2.53 per ordinary share. Furthermore, the exchange ratio, on the basis of which the consideration pursuant to the Go-Shop Proposal would be calculated, featured a collar such that the ratio between the SatixFy shares and the Go-Shop Party stock consideration would remain fixed despite any increase in the Go-Shop Party’s trading price to enable the holders of SatixFy’s ordinary shares to participate in up to a 10% increase, and would be adjusted in the event of any decrease in the Go-Shop Party’s trading price to enable the holders to receive the same aggregate value of US$233.5 million despite up to a 20% decrease. MDA disputed the validity of SatixFy’s notice of the Acquisition Proposal.

In response to the Go-Shop Proposal and subsequent discussions with MDA, SatixFy and MDA reached an agreement to amend the Merger Agreement to provide for a significant increase in the merger consideration to an all-cash transaction for US$3.00 (without interest) per ordinary share, which implies an aggregate equity value for the Company of approximately US$280 million. The increase in the merger consideration is based upon the commitment by the Company not to consider any other acquisition proposals for SatixFy and for SatixFy’s Board of Directors (the “Board”) not to change its recommendation supporting the Merger Agreement, as amended.

The Board determined that the increased price per share is the best value for the shareholders of Satixfy, after taking into account various considerations including time to close and risks of delays, risks to closing, financial situation of the company, benefits of an all-cash transaction and others (the “Board Determination”).

The Board unanimously reiterates its recommendation that SatixFy shareholders vote FOR the revised transaction at the Meeting (as defined below).

Shareholders holding approximately 57% of SatixFy outstanding shares have entered into voting support agreements pursuant to which they have committed to vote in favor of the transaction.

In connection with the Board Determination, the Board also resolved that the upcoming Special General Meeting of Shareholders to approve the Merger Agreement and related transactions which was scheduled for May 20, 2025 will be postponed to 4:00 p.m. Israel time on May 23, 2025 to allow sufficient time under applicable laws, rules and regulations for the announcement and distribution of the disclosures set forth herein. There is currently no change to the location, the record date, the purpose or any of the proposals to be acted upon at the Special General Meeting of Shareholders, except as set forth in this press release.

Forward-Looking Statements

This news release contains forward‐looking information within the meaning of applicable securities legislation, which reflects MDA Space’s and SatixFy’s current expectations regarding future events.

Forward-looking statements in this news release include, but are not limited to, statements with respect to: the consideration to be received by SatixFy’s shareholders; the go-shop process during the Go-Shop Period (as defined in the Merger Agreement); compliance by MDA Space and SatixFy with various covenants contained in the Merger Agreement; the receipt of regulatory approvals and the satisfaction of the closing conditions of the transaction; and the anticipated timing for SatixFy’s shareholders’ meeting and completion of the transaction. In particular, there can be no assurance that the Transaction will be completed on the terms described herein, if at all.

Forward‐looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the control of MDA Space and SatixFy, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward‐looking information, including: approvals required in connection with the transaction; compliance with the voting support agreements; the satisfaction or waiver of the closing conditions of the transaction (if at all); adverse changes in applicable laws or regulations; delay or inability of MDA Space to pay the consideration contemplated by the Merger Agreement; expected growth; results of operations; performance; industry trends and growth opportunities. While MDA Space and SatixFy consider these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Additional risks and uncertainties applicable to MDA Space include, but are not limited to, the factors discussed under “Risk Factors” in the MDA Space Annual Information Form (AIF) dated March 7, 2025 and available on SEDAR+ at www.sedarplus.com. Additional risks and uncertainties applicable to SatixFy include, but are not limited to, the factors discussed under “Risk Factors” in SatixFy’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 1, 2025, as amended, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. Neither MDA Space nor SatixFy undertakes any obligation to update such forward‐looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

In connection with this transaction, SatixFy has submitted a proxy statement and form of proxy card to the SEC. Investors are urged to read these materials carefully because they contain important information about SatixFy and this transaction subject to the amendments contemplated referenced herein. The proxy statement, proxy card and certain other relevant materials and any other documents submitted by SatixFy to SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. Investors are urged to read the proxy statement and the other relevant materials carefully before making any voting or investment decision with respect to this transaction.

ABOUT MDA SPACE

Building the space between proven and possible, MDA Space (TSX:MDA) is a trusted mission partner to the global space industry. A robotics, satellite systems and geointelligence pioneer with a 55-year+ story of world firsts and more than 450 missions, MDA Space is a global leader in communications satellites, Earth and space observation, and space exploration and infrastructure. The MDA Space team of more than 3,400 space experts in Canada, the US and the UK has the knowledge and know-how to turn an audacious customer vision into an achievable mission – bringing to bear a one-of-a-kind mix of experience, engineering excellence and wide-eyed wonder that’s been in our DNA since day one. For those who dream big and push boundaries on the ground and in the stars to change the world for the better, we’ll take you there. For more information, visit www.mda.space.

ABOUT SATIXFY

SatixFy develops chips and systems that serve the full satellite communication value chain from gateways through payload subsystems and terminals. Our cutting-edge space grade chipset supports next-generation satellite communications systems, including satellite multi-beam digital space antennas, space processors flat panel user terminals and modems, based on powerful in-house designed chipsets. SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X and RCS2. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced VSATs and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, prepared for multi-orbits LEO, MEO and GEO satellite communications systems, for aero/in-flight connectivity systems, communications-on-the-move applications and more. For more information, please visit www.SatixFy.com.

MDA SPACE CONTACTS

Amy MacLeod
Vice President, Corporate Communications
613-796-6937
amy.macleod@mda.space

Shereen Zahawi
Senior Director, Investor Relations
647-401-3230
shereen.zahawi@mda.space

SATIXFY CONTACTS

Aviv Sax Nahamoni
info@satixfy.com

Kenny Green & Ehud Helft
EK Global IR
satixfy@ekgir.com

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